Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Aon CEO Video Script

Colleagues, I’m here today with Russ Fradin chairman and CEO of Hewitt Associates and I’m here because this is an historic moment in the history of our firm. I am very excited to talk to you today about the agreement to merge our consulting business with Hewitt Associates and create the world’s foremost authority in human capital solutions—Aon Hewitt.

I want to applaud the work you have done over the last few years to take our firm to the heights and all that you’ve achieved in building our brand and raising customer satisfaction levels to well above 90 percent. It’s has been a tremendous journey, but the path before us still presents equally tremendous opportunity.

As you may know, we have been laser-focused on becoming the pre-eminent professional services firm in the world focused on two of the most important areas in the global economy—risk and people.

Over the past five years we have pursued both organic revenue growth and acquisitions to strengthen our position. At the same time, we have watched and we have admired the growth and leadership that Hewitt has demonstrated in the human capital space. Their commitment to clients, their focus on getting the best talent, and the strength of their brand; in short their values has taken their firm to new heights in our industry.

And we share many of the same values: a desire to serve our clients with distinction, a desire to be the destination for the best talent, and the desire to achieve operational excellence on behalf of our stakeholders. This is why Hewitt has long been seen by Aon as exceptional.

I will tell you in that context I am very pleased to let you know that Russ Fradin chairman and CEO of Hewitt, has agreed to take on the role of chairman and CEO of Aon Hewitt. Russ…

Thank you, Greg. I am truly honored to have the opportunity to introduce myself today and to become part of Aon’s global team.

This merger makes sense to Hewitt because we share your passion for client service and many of your same values. We believe the complementary nature of our current businesses made this union a truly ideal fit.

United as Aon Hewitt, we can offer our clients an even broader range of products in many more places around the world.

We’ll be a real force in both the mid-market and the large market with outsourcing capabilities that are unparalleled in our industry.

We will have a larger critical mass in some consulting practices that we both intended to grow and we will have greater scale that will allow Aon Hewitt to compete on large global projects with the world’s premier companies.

So I am very excited as I hope you can tell, about the opportunity this merger holds for both of our firms and for our respective teams, and I am very much looking forward to working with Greg and our combined teams to make this merger a success for our clients, shareholders, and for the combined team of colleagues and associates.

I hope to meet many of you in the coming months as we to define our future.

Thanks Russ.

Colleagues, the economic and strategic rationale for this merger is exceptionally strong:

- Our overall strategic position will be significantly enhanced

- Aon Hewitt will become the unsurpassed leader in human capital solutions on a global basis

- The opportunity for cross-selling over all of our business lines is both proven and substantial.

- And it’s going to give us the opportunity to strengthen our capability and to support all of you and all your teams.

This merger is a tremendous opportunity for all of our Aon colleagues. The new Aon Hewitt will help us to shape the next generation of our firm and help us create an organization second to none in HR consulting and outsourcing.

And the new organization will allow us to expand career and professional development opportunities in consulting services, benefits administration and HR outsourcing.

As we all know, in any merger there’s always a lot of questions and you should know we are going to work hard to answer these as soon as we can. But let me assure you, this combination is about opportunity, it’s about growth.

The retention and engagement of our collective talent is critical to the ongoing success of Aon-Hewitt. And we have already begun to define the process we are going use to map out our capabilities and determine the right next steps in the game-plan to more forward together as we build our firm together.

We are all equally committed to communicating with you on a regular and ongoing basis so that you know all the steps we are taking and how we taking them. We are going to be as transparent and open as we build our firm together as we can.

I hope you will take the time to learn about our friends at Hewitt. I think you will see that they represent an exciting company with shared values and a clear vision for the future.

Be confident that AON Hewitt is central to our becoming the pre-eminent professional services firm in the world focusing on risk and people, and I look forward to continuing to work with all of you and with Russ to achieving that goal.

Thank you.

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Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.